UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On May, 2011 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description	Quantity	% of participation
Same Type/ Class	Total
Shares	Commom shares	224	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNITS	27,657	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Closing Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type Espécie/ Class	Total
Shares	Commom shares	224	0.00%	0.00%
Shares	Preferred shares	188	0.00%	0.00%
Shares	UNITS	27,657	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208,444	0.00%	0.00%
Shares	Preferred shares	182,926	0.00%	0.00%
Shares	UNITS	144,810	0.00%	0.00%
Debenture Committed	STBA11	449
Debenture Committed	STBA13	71
Debenture Committed	SUDA14	0
Debenture Committed	SUDA15	9,147

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Debenture Committed	SUDA 15	Buy	170	R$ 248.890,00
Debenture Committed	SUDA 15	Buy	305	R$ 444.553,00
Debenture Committed	SUDA 15	Sale	31	R$ 45.463,00
Debenture Committed	SUDA 15	Sale	206	R$ 300.316,00
Debenture Committed	SUDA 15	Sale	710	R$ 1.041.290,00

Closing Balance

Security/ Derivative	Securities Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208,444	0.00%	0.00%
Shares	Preferred shares	182,926	0.00%	0.00%
Shares	UNIT’S	144,810	0.00%	0.00%
Debenture Committed	STBA11	449	0.00%	0.00%
Debenture Committed	STBA13	71	0.00%	0.00%
Debenture Committed	SUDA15	8,675	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description			Quantity		% de participation
							Same Type/ Class	Total
Shares	Commom shares			174,700,972,307			82.08%	81.38%
Shares	Preferred shares			150,024,316,265			80.57%
ADS	BSBR			4,000,000			0.96%(1)	0.96%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price US$	Amont US$
ADS	BSBR	SIS	Buy	2	540,000		6,227,625.25
ADS	BSBR	SIS	Buy	3	2,000,000		22,436,619.26
ADS	BSBR	SIS	Buy	4	1,279,690		14,256,831.09
ADS	BSBR	SIS	Buy	5	1,127,576		12,514,332.83
ADS	BSBR	SIS	Buy	9	95,023		1,064,257.60
ADS	BSBR	SIS	Buy	13	43,850		486,735.00
ADS	BSBR	SIS	Buy	16	468,298		5,197,897.80
ADS	BSBR	SIS	Buy	17	1,994,463		21,900,052.00
ADS	BSBR	SIS	Buy	19	8,155		88,074.00
ADS	BSBR	SIS	Buy	20	65,218		704,354.40
ADS	BSBR	SIS	Buy	23	1,468,571		15,783,471.84

Closing Balance

Security/ Derivative	Security Description			Quantity		% de participation
							Same Type/ Class(2)	Total
Shares	Commom shares			174,700,972,307			82.08%	81.38%
Shares	Preferred shares			150,024,316,265			80.57%
ADS	Unit			13,090,844			3.15%	3.15%

(1) Considering that on April 30, 2011 the total number of  ADS was 416,232,050.

(2) Considering that on May 31, 2011 the total number of ADS was 416,232,050.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 13, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Luiz Felipe Taunay
Luiz Felipe Taunay Officer